Maxwell Technologies, Inc.
8888 Balboa Avenue
San Diego, California 92123

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549	February 20, 2002

Re:	Maxwell Technologies, Inc.: Registration Statement on Form S-3 (Registration No. 333-82710)

Ladies and Gentlemen:

        We hereby amend the above-referenced Registration Statement to include the following language on the facing sheet to the Registration Statement:

      "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine."

Very truly yours,
MAXWELL TECHNOLOGIES, INC.
By:	/s/ DONALD M. ROBERTS Donald M. Roberts Vice President, General Counsel and Secretary